UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2008

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file Number 0001130713

OVERSTOCK.COM 401(k) PLAN

OVERSTOCK.COM, INC.

6350 South 3000 East

Salt Lake City, Utah  84121

OVERSTOCK.COM

401(k) PLAN

Financial Statements

And

Supplemental Schedule

December 31, 2008 and 2007

(With Reports of Independent Registered Public Accounting Firms)

OVERSTOCK.COM

401(k) PLAN

*                  Other Schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To Participants and Administrator of the Overstock.com, Inc

We have audited the accompanying statement of net assets available for benefits of the Overstock.com 401(k) plan (the “Plan”) as of December 31, 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with U.S. GAAP.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Grant Thornton LLP
Salt Lake City, Utah
July 10, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of Overstock.com, Inc.

OVERSTOCK.COM 401(K) PLAN

We have audited the accompanying statements of net assets available for benefits of Overstock.com 401(k) Plan as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Overstock.com 401(k) Plan as of December 31, 2007, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audit were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management, has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mayer Hoffman McCann P.C.
Salt Lake City, Utah
June 27, 2008

OVERSTOCK.COM

401(k) PLAN

Statements of Net Assets Available for Benefits

as of December 31, 2008 and 2007

	2008	2007
Assets

Investments at fair value:
Mutual funds	$2,185,857	$2,704,264
Money market funds	1,250,000	892,738
Common stock of plan sponsor	1,673,837	1,180,038

Total investments	5,109,694	4,777,040

Contributions receivable:
Employer discretionary matching contribution	20,728	—
Participant contributions	45,419	—
Profit sharing	—	455,616

Total receivables	66,147	455,616

Total assets	5,175,841	5,232,656

Liabilities

Corrective distributions payable - Excess employee deferrals	35,015	62,843

Net Assets Available for Benefits	$5,140,826	$5,169,813

The accompanying notes are an integral part of these financial statements.

OVERSTOCK.COM

401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

for the Year Ended December 31, 2008

2008
Additions (reductions) to net assets attributed to:
Investment income (loss):
Net depreciation in fair value of investments	$(1,680,905)
Interest and dividends	122,490
Total net investment loss	(1,558,415)

Contributions:
Participant	1,402,796
Employer discretionary matching contributions	564,303
Rollovers	6,980
Total contributions	1,974,079

Total additions	415,664

Deductions from net assets attributed to:
Benefits paid to participants	353,765
Administrative expenses	55,871
Corrective distributions	35,015
Total deductions	444,651

Net decrease in net assets available for benefits	28,987

Net assets available for benefits:
Beginning of year	5,169,813

End of year	$5,140,826

The accompanying notes are an integral part of these financial statements.

OVERSTOCK.COM

401(k) PLAN

Notes to Financial Statements

Note 1 — Plan Description

The following is a general description of the Overstock.com 401(k) Plan (the “Plan”). Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan which was originally adopted by Overstock.com, Inc. (the “Company” or “Plan Sponsor”) in 1998 and has been amended from time to time since that date. Participation in the Plan is open to all eligible employees of the Company (individually, “Participant” and collectively, “Participants”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Trustee

The Plan has engaged Fidelity Management Trust Company (the “Trustee”) as Trustee to the Plan and all Plan assets are held in trust with the Trustee. The Plan has also engaged Fidelity Investments Institutional Operations Corporation, Inc. (the “Record Keeper”) which provides recordkeeping and administrative services to the Plan.

Eligibility

Employees are eligible to participate in the Plan upon meeting the following criteria: (1) six months of service; and (2) 21 years of age. Employees of acquired companies, who meet the eligibility requirements of the Plan, may participate immediately upon acquisition. There were 931 and 893 participants in the Plan as of December 31, 2008 and 2007, respectively.

Contributions

Participants may contribute up to 60 percent of their annual compensation on a before-tax basis, provided the amounts do not exceed the annual limit imposed by the Internal Revenue Service (“IRS”). Such contributions are withheld by the Company from each Participant’s compensation and deposited with the Trustee to be applied to the appropriate fund in accordance with the Participant’s directives. The Company may contribute a discretionary matching percentage of these contributions subject to certain limitations. For the years ended December 31, 2008 and 2007, the Company matched 50 percent of participant contributions up to six percent of their annual compensation. The matching contributions were in shares of the Company’s common stock.

The Company may also make, at its sole discretion, an annual profit sharing contribution. The Company made a profit sharing contribution of $455,616 in shares of the Company’s common stock, for the year ended December 31, 2007. No discretionary contribution was made for the year ended December 31, 2008. The Company deposits discretionary profit sharing contributions with the Trustee in the year following the year such contributions are authorized. Participant contributions and company matching contributions made on behalf of highly compensated employees may be limited pursuant to non-discrimination rules set forth in the Plan document and the Internal Revenue Code of 1986, as amended (the “Code”).

Participant Accounts

Separate accounts are maintained for each Participant and each Participant’s account is credited with the Participant’s contribution, and an allocation of the Company’s matching contribution and discretionary profit sharing contribution. The Company’s matching contribution and discretionary matching contribution have been invested in shares of common stock of the Plan Sponsor.  Plan earnings are allocated to each Participant’s account in proportion to the average daily balance in each fund option.  As of December 31, 2008, each Participant may elect to have his or her contributions invested in any one or any combination of twenty-seven investment funds and in the common stock of the Plan Sponsor. These funds include:

Fidelity Blue Chip Growth    The fund primarily invests in common stocks of well-known and established companies. Normally the fund invests at least 80% of its assets in blue chip companies (those with market capitalizations of at least $200 million if included in the S&P 500 Index or the Dow Jones Industrial Average, or $1 billion if not included in either index). The fund may also invest in common stocks of companies that Fidelity Management & Research Company (“FMR”) believes have above-average growth potential. The fund may invest in securities of domestic and foreign issuers.

Fidelity Capital Appreciation     The fund invests in common stocks of domestic and foreign issuers. The fund may invest in

‘growth’ stocks or ‘value’ stocks or both.

Fidelity Contrafund     The fund seeks to provide capital appreciation by investing in common stocks. The fund may invest in securities of domestic and foreign issuers whose value FMR believes is not fully recognized by the public. The fund may invest in ‘growth’ or ‘value’ stocks or both.

Fidelity Dividend Growth    The fund invests at least 80% of assets in equity securities. Normally the fund invests in common stocks of companies that FMR believes have the potential to pay dividends in the future. The fund invests in domestic and foreign issuers.

Fidelity Diversified International     The fund seeks capital growth by investing primarily in non-U.S. securities. Normally the fund invests in common stocks. The fund allocates investments across countries and regions considering size of the market in each country and region relative to size of the international market as a whole.

Fidelity Equity Income     The fund invests at least 80% of assets in equity securities. Normally the fund invests in income-producing equity securities which tend to lead to investments in large cap ‘value’ stocks. The fund potentially invests in other types of equity securities and debt securities, including lower- quality debt securities. The fund invests in domestic and foreign issuers.

Fidelity Freedom Income     The fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to a stable asset allocation strategy designed for investors already in retirement.

Fidelity Freedom 2000     The fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy. Having met its target date, Freedom 2000 continues becoming more conservative for 10 to 15 years, until the asset mix is approximately the same as the Fidelity Freedom Income Fund. Ultimately, the funds will merge. The fund is targeted to investors who retired around the year 2000.

Fidelity Freedom 2005    The fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy. Having met its target date, Freedom 2005 will continue to become more conservative for 10 to 15 years, until the asset mix is approximately the same as the Fidelity Freedom Income Fund. Ultimately, the funds will merge. The fund is targeted to investors who retired around the year 2005.

Fidelity Freedom 2010     The fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy. Upon meeting its target date, Freedom 2010 will continue to become more conservative for 10 to 15 years, until the asset mix is approximately the same as the Fidelity Freedom Income Fund. Ultimately, the funds will merge. The fund is targeted to investors expected to retire around the year 2010.

Fidelity Freedom 2015     The fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy. Upon meeting its target date, Freedom 2015 will continue to become more conservative for 10 to 15 years, until the asset mix is approximately the same as the Fidelity Freedom Income Fund. Ultimately, the funds will merge. The fund is targeted to investors expected to retire around the year 2015.

Fidelity Freedom 2020     The fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy. Upon meeting its target date, Freedom 2020 will continue to become more conservative for 10 to 15 years, until the asset mix is approximately the same as the Fidelity Freedom Income Fund. Ultimately, the funds will merge. The fund is targeted to investors expected to retire around the year 2020.

Fidelity Freedom 2025     The fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy. Upon meeting its target date, Freedom 2025 will continue to become more conservative for 10 to 15 years, until the asset mix is approximately the same as the Fidelity Freedom Income Fund. Ultimately, the funds will merge. The fund is targeted to investors expected to retire around the year 2025.

Fidelity Freedom 2030     The fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy. Upon meeting its target date, Freedom 2030 will continue to become more conservative for 10 to 15 years, until the asset mix is approximately the same as the Fidelity Freedom Income Fund. Ultimately, the funds will merge. The fund is targeted to investors expected to retire around the year 2030.

Fidelity Freedom 2035     The fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy. Upon meeting its target date, Freedom 2035 will continue to become more conservative for 10 to 15 years, until the asset mix is approximately the same as the Fidelity Freedom Income Fund. Ultimately, the funds will merge. The fund is targeted to investors expected to retire around the year 2035.

Fidelity Freedom 2040     The fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy. Upon meeting its target date, Freedom 2040 will continue to become more conservative for 10 to 15 years, until the asset mix is approximately the same as the Fidelity Freedom Income Fund. Ultimately, the funds will merge. The fund is targeted to investors expected to retire around the year 2040.

Fidelity Freedom 2045     The fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy. Upon meeting its target date, Freedom 2045 will continue to become more conservative for 10 to 15 years, until the asset mix is approximately the same as the Fidelity Freedom Income Fund. Ultimately, the funds will merge. The fund is targeted to investors expected to retire around the year 2045.

Fidelity Freedom 2050     The fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy. Upon meeting its target date, Freedom 2050 will continue to become more conservative for 10 to 15 years, until the asset mix is approximately the same as the Fidelity Freedom Income Fund. Ultimately, the funds will merge. The fund is targeted to investors expected to retire around the year 2050.

Fidelity Intermediate Bond     The fund invests at least 80% of assets in investment-grade debt securities of all types and repurchase agreements of those securities. In addition, the fund normally maintains a dollar-weighted average maturity between three and ten years.

Fidelity Low-Priced Stock     The fund normally invests at least 80% of assets in low-priced stocks (those priced at or below $35 per share), which can lead to investments in small and medium-sized companies. The fund potentially invests in stocks not considered low-priced. The fund may invest in either ‘growth’ or ‘value’ stocks or both, and in domestic and foreign issuers.

Fidelity Mid-Cap Stock     The fund seeks long-term capital growth. Normally the fund invests at least 80% of assets in common stocks of companies with medium market capitalization (those with market capitalization similar to companies in the Russell MidCap Index or the S&P MidCap 400 Index), potentially investing in companies with smaller or larger market capitalization. The fund may invest in securities of domestic and foreign issuers. The fund invests in ‘growth’ stocks or ‘value’ stocks or both.

Fidelity Retirement Money Market     The fund invests in U.S. dollar-denominated money market securities of domestic and foreign issuers and repurchase agreements. FMR may also enter into reverse repurchase agreements for the fund. More than 25% of the fund’s total assets will be invested in the financial services industries. FMR complies with industry standard requirements for money market funds regarding quality, maturity, and diversification of the fund’s investments.

Fidelity Small-Cap Stock     The fund invests at least 80% of its assets in common stocks of companies with small market capitalizations (those with market capitalizations similar to companies in the Russell 2000 Index or the S&P SmallCap 600 Index). The fund may invest in securities of domestic and foreign issuers.

Fidelity Value     The fund invests in common stocks of companies that possess valuable fixed assets or common stocks that FMR believes are undervalued in the marketplace in relation to factors such as the issuing company’s assets, earnings, or growth potential.

Spartan Extended Market Index     The fund invests at least 80% of its assets in common stocks included in the Wilshire 4500 Completion Index, which represents the performance of stocks of small- to mid-capitalization U.S. companies.

Spartan Total Market Index     The fund invests at least 80% of its assets in common stocks included in the Wilshire 5000 Total Market Index, which represents the performance of a broad range of U.S. stocks. FMR may lend the fund’s securities to earn income.

Spartan US Equity Index     The fund invests at least 80% of its assets in common stocks included in the S&P 500 Index, which broadly represents the performance of common stocks publicly traded in the United States.

Overstock.com Common Stock Participants of the plan may invest in shares of common stock of Overstock.com, Inc.

Vesting

Participants in the Plan are 100% vested at all times with respect to their own contributions to the Plan and the earnings thereon.  With respect to Company discretionary matching and profit sharing contributions and earnings on those contributions, vesting is based on each Participant’s length of employment with the Company, with 20% vesting per year of service increasing to 100% vested at the end of the fifth year of service. For the years ended December 31, 2008 and 2007, forfeited non-vested accounts totaled $302,386 and $247,586, respectively. The Plan Sponsor will allocate forfeited accounts to offset future employer contributions and administrative expenses.  No forfeited non-vested accounts were allocated to offset employer contributions and administrative expenses for the year ended December 31, 2007.  For the year ended December 31, 2008, the Plan Sponsor allocated forfeited non-vested accounts to offset $55,871 of administrative expenses.  No forfeited non-vested accounts were used to offset employer contributions for the year ended December 31, 2008.

Administration

The Plan is sponsored by the Company. Operating and administrative expenses incurred in the administration of the Plan are the responsibility of the Plan, unless assumed by the Company. During 2008, the Company assumed a majority of the Plan administrative and operating expenses; however, the Company has no obligation to assume any Plan expenses in the future.

Distributions

Distributions from the Plan are available upon any of the following: (1) termination of employment with the Company; (2) retirement and in-service distributions upon or following age 59 1/2; and (3) disability or death. The Participant (or the designated beneficiary) will receive a lump-sum distribution equal to the vested value of the account or receive the vested value of the account in periodic installments, or transfer the vested value of the account to an Individual Retirement Account or other qualified retirement plan. Distributions from the Plan will normally be taxed as ordinary income for income tax purposes, unless the Participant (or the designated beneficiary) elects to rollover his or her distributions into an Individual Retirement Account or another qualified retirement plan.

Loans to Participants

The Plan does not currently allow participant loans.

Amendment and Termination of the Plan

The Company anticipates that the Plan will continue without interruption; however, the Company, reserves the right to amend or terminate the Plan. No amendment or termination may deprive any person of rights accrued prior to the enactment of such amendment or termination. No amendment shall permit any part of the assets of the Plan to revert to the Company or be used or diverted for purposes other than for the exclusive benefit of the Participants. If the Plan should be terminated or partially terminated, the amount in each Participant’s account as of the date of such termination (after proper adjustment for all expenses, earnings and allocations) becomes fully vested and non-forfeitable. Such amounts are distributable by the Trustee to the Participants.

Note 2 — Significant Accounting Policies

Method of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at December 31, 2008 and 2007, and the reported amounts of additions to and deductions from net assets for the year ended December 31, 2008. Actual results could differ from those estimates.

Adoption of New Accounting Guidance

On January 1, 2008, the Plan adopted as required, Statement of Financial Accounting Standards No. 157 — Fair Value Measurements (“SFAS 157”) which expands the disclosure of fair value measurements and its impact on the Plan’s financial statements. Refer to Note 4, “Fair Value Measurements”, for further information related to SFAS 157.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant accounts, balances and the amounts reported in the statements of net assets available for benefits and changes in net assets available for benefits.

Investment Valuation

The Plan’s investments are stated at fair market value and measured daily based on quoted prices in active markets. Investments in the various investment funds are reported at fair value as measured by Fidelity Management Trust Company at December 31, 2008 and 2007, based on the net asset value of shares held by the Plan at year-end.  Investments in shares of common stock of

Overstock.com, which are traded on the NASDAQ, are valued using the last reported sales prior to close of the Plan year.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Net Appreciation (Depreciation) in Fair Value

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net depreciation in the fair value of its investments, which consists of realized gains and losses, interest and dividends, and unrealized appreciation (depreciation) on investments.

Contributions

Participant contributions are recorded in the period during which the Company makes payroll deductions from participants’ compensation. Company matching contributions are recorded in the same period. Company profit sharing contributions, if any, are accrued in the period for which they are authorized and are deposited with the Trustee in the following period.

Benefit Payments

Benefits are recorded when paid.

Note 3 — Investments

Investments are valued at fair value as determined by an active market and consist of the following at December 31, 2008 and 2007:

	2008
Fidelity Blue Chip Growth	$191,716
Fidelity Capital Appreciation	118,559
Fidelity Contrafund	184,574
Fidelity Dividend Growth	75,875
Fidelity Diversified International	250,495
Fidelity Equity Income	78,792
Fidelity Freedom Income	8,090
Fidelity Freedom 2000	14,116
Fidelity Freedom 2005	348
Fidelity Freedom 2010	21,873
Fidelity Freedom 2015	1,158
Fidelity Freedom 2020	55,762
Fidelity Freedom 2025	10,234
Fidelity Freedom 2030	95,442
Fidelity Freedom 2035	122,776
Fidelity Freedom 2040	59,374
Fidelity Freedom 2045	11,226
Fidelity Freedom 2050	20,022
Fidelity Intermediate Bond	192,926
Fidelity Low-Priced Stock	127,701
Fidelity Mid-Cap Stock	162,670
Fidelity Retirement Money Market	1,250,000	*
Fidelity Small-Cap Stock	41,060
Fidelity Value	173,660
Spartan Extended Market Index	38,853
Spartan Total Market Index	86,512
Spartan US Equity Index	42,043
Total money market and mutual funds	3,435,857

Company stock	1,673,837	*

Total investments	$5,109,694

	2007
Fidelity Blue Chip Growth	$256,085
Fidelity Capital Appreciation	151,684
Fidelity Contrafund	137,361
Fidelity Dividend Growth	107,410
Fidelity Diversified International	317,269	*
Fidelity Equity Income	111,470
Fidelity Freedom Income	5,543
Fidelity Freedom 2000	14,301
Fidelity Freedom 2005	490
Fidelity Freedom 2010	23,258
Fidelity Freedom 2015	12,016
Fidelity Freedom 2020	63,075
Fidelity Freedom 2025	4,097
Fidelity Freedom 2030	128,891
Fidelity Freedom 2035	123,954
Fidelity Freedom 2040	52,554
Fidelity Freedom 2045	4,678
Fidelity Freedom 2050	14,350
Fidelity Intermediate Bond	139,893
Fidelity Low-Priced Stock	184,533
Fidelity Mid-Cap Stock	281,594	*
Fidelity Retirement Money Market	892,738	*
Fidelity Small-Cap Stock	37,030
Fidelity Value	332,915	*
Spartan Extended Market Index	45,755
Spartan Total Market Index	107,798
Spartan US Equity Index	46,260
Total money market and mutual funds	3,597,002

Company stock	1,180,038	*

Total investments	$4,777,040

* Represents 5% or more of investments in the Plan’s net assets at the indicated date.

During 2008, the Plan’s investments (including net gains and losses on investments bought, sold and held during the year) depreciated in value by $1,680,905 as follows:

2008
Company stock of plan sponsor	$(327,793)
Mutual funds	(1,353,112)
$(1,680,905)

Note 4 — Fair Value Measurements

SFAS 157 emphasizes that fair value is a market-based measurement, not an entity specific measurement. Therefore, a fair value measurement should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering market participant assumptions in fair value measurements, SFAS 157 establishes a fair value hierarchy, which prioritizes the inputs used in measuring fair values. The hierarchy gives the highest priority to Level 1 measurements and the lowest priority to Level 3 measurements. The three levels of the fair value hierarchy under SFAS 157 are described as follows:

Level 1:  Observable inputs such as quoted prices in active markets;

Level 2:  Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

Level 3:  Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Assets and liabilities measured at fair value are based on one or more of the following three valuation techniques noted in SFAS 157:

A.  Market approach: Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

B.  Cost approach: Amount that would be required to replace the service capacity of an asset (replacement cost).

C.  Income approach: Techniques to convert future amounts to a single present amount based upon market expectations (including present value techniques, option-pricing and excess earnings models).

The following table classifies the investment assets measured at fair value by level within the fair value hierarchy as of December 31, 2008:

		Basis of Fair Value Measurements
		Quoted
		Prices in	Significant
		Active	Other	Significant
	Balance at	Markets for	Observable	Unobservable
	December 31,	Identical Items	Inputs	Inputs
	2008	(Level 1)	(Level 2)	(Level 3)	Technique
Mutual funds	$2,185,857	$2,185,857	$—	$—	A
Money market funds	1,250,000	1,250,000	—	—	A
Common stock of plan sponsor	1,673,837	1,673,837	—	—	A

	$5,109,694	$5,109,694	$—	$—

Note 5 — Excess Employee Deferrals

The Plan failed to meet non-discrimination tests in accordance with the IRS regulations during the 2008 and 2007 Plan years and it was determined certain participants would be refunded a portion of their contributions. The amount accrued for at December 31, 2008 and refunded in 2009 was $35,015. The amount accrued for at December 31, 2007 and refunded in 2008 was $62,843.

Note 6 — Tax Status of the Plan

On October 9, 2003, the Internal Revenue Service stated that the non-standardized prototype adopted by the Plan, as then designed, qualifies under Section 401(a) of the Internal Revenue Code (“IRC”). The plan has not received a determination letter specific to the plan itself; however, the Plan administrator believes that the Plan is designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes is necessary.

Note 7 — Parties in Interest

Certain investments of the Plan are shares of funds managed by the Trustee. In addition, the Plan holds an investment in Overstock.com, Inc. common stock. These transactions are considered exempt party-in-interest transactions. The 2008 and 2007 employer discretionary contributions were invested in shares of Overstock.com, Inc. common stock.

Note 8 — Unregistered Shares of Overstock.com

In June 2009, the Company discovered that it inadvertently issued 201,421 more shares of the Company’s common stock in connection with the Plan than were registered on the previously filed Registration Statement on Form S-8 (File No. 333-123540) relating to the Plan.  Because the Company sponsors the Plan, it is required to register transactions in the Plan related to shares of Overstock.com common stock.  In July 2009, the Company filed a new registration statement on Form S-8 (File No. 333-160512) to register future transactions in the Plan.

The Company has always treated the shares issued in transactions with the Plan as outstanding for financial reporting purposes.

The Company believes that it has always provided the employee-participants in the Plan with the same information they would have received had the additional shares been registered.  Original purchasers of the Shares may have rescission rights with respect to such Shares under applicable federal securities laws for up to one year following the date of acquisition of the shares.  These rescission rights represent a contingent liability of the Company.  In addition, the Company may be subject to civil and other penalties by regulatory authorities as a result of the failure to register these transactions.

Note 9 — Reconciliation of the Financial Statements and Schedule H of Form 5500

The following is a reconciliation of net assets available for benefits as reported in the financial statements to the Form 5500:

	December 31,	December 31,
	2008	2007
Net assets available for benefits as reported in the financial statements	$5,140,826	$5,169,813

Plus: corrective distributions payable not reported on the Form 5500	35,015	62,843

Less: contribution receivables not reported on the Form 5500	(66,147)	—

Net assets available for benefits as reported in the Form 5500	$5,109,694	$5,232,656

The following is a reconciliation of the statement of changes of net assets available for benefits as reported in the financial statements to the Form 5500:

December 31,
2008
Contributions as reported in the financial statements	$1,974,079
Plus: 12/31/07 contribution receivables	455,616
Less: 12/31/08 contribution receivables	(66,147)
Contributions as reported in the Form 5500	$2,363,548

Distributions as reported in the financial statements	$444,651
Plus: 12/31/07 corrective distributions	62,843
Less: 12/31/08 corrective distributions	(35,015)
Distributions as reported in the Form 5500	$472,479

 SUPPLEMENTAL SCHEDULE

OVERSTOCK.COM

401(k) PLAN

Employer Identification Number 87-0634302

Plan Number 001

Schedule H, line 4(i); Schedule of Assets (Held at End of Year)

As of December 31, 2008

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, interest rate, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Fidelity	Fidelity Contrafund	$ ***	$184,574

*	Fidelity	Fidelity Equity Income	***	78,792

*	Fidelity	Fidelity Intermediate Bond	***	192,926

*	Fidelity	Fidelity Value	***	173,660

*	Fidelity	Fidelity Capital Appreciation	***	118,559

*	Fidelity	Fidelity Blue Chip Growth	***	191,716

*	Fidelity	Fidelity Low-Priced Stock	***	127,701

*	Fidelity	Fidelity Diversified International	***	250,495

*	Fidelity	Fidelity Dividend Growth	***	75,875

*	Fidelity	Fidelity Mid-Cap Stock	***	162,670

*	Fidelity	Fidelity Small-Cap Stock	***	41,060

*	Fidelity	Fidelity Freedom Income	***	8,090

*	Fidelity	Fidelity Freedom 2000	***	14,116

*	Fidelity	Fidelity Freedom 2010	***	21,873

*	Fidelity	Fidelity Freedom 2020	***	55,762

*	Fidelity	Fidelity Freedom 2030	***	95,442

*	Fidelity	Spartan Total Market Index	***	86,512

*	Fidelity	Spartan Extended Market Index	***	38,853

*	Fidelity	Spartan US Equity Index	***	42,043

*	Fidelity	Fidelity Retirement Money Market	***	1,250,000

*	Fidelity	Fidelity Freedom 2040	***	59,374

*	Fidelity	Fidelity Freedom 2005	***	348

*	Fidelity	Fidelity Freedom 2015	***	1,158

*	Fidelity	Fidelity Freedom 2025	***	10,234

*	Fidelity	Fidelity Freedom 2035	***	122,776

*	Fidelity	Fidelity Freedom 2045	***	11,226

*	Fidelity	Fidelity Freedom 2050	***	20,022

**	Overstock.com, Inc.	Common stock of plan sponsor	2,602,133	1,673,837

				$5,109,694

*	Indicates a party-in-interest to the Plan for which statutory exemptions exist.
**	Investment qualifies as a party-in-interest to the Plan.
***	Investments are participant-directed, therefore disclosure of cost is not required.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934 the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OVERSTOCK.COM 401(k) PLAN

Date: July 10, 2009	By:	/s/ Stephen J. Chesnut
Title: Senior Vice President, Finance
(principal financial officer)